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                             August 21, 2023

       Prashant Aggarwal
       Chief Executive Officer
       MoneyHero Ltd
       70 Shenton Way
       #18-15, EON Shenton, S079118
       Singapore

                                                        Re: MoneyHero Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-4
                                                            Submitted August
14, 2023
                                                            CIK No. 0001974044

       Dear Prashant Aggarwal:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-4 submitted August 14, 2023

       Material Tax Considerations, page 250

   1. We note your response to comment 3, including the filing of Exhibit 8.1, and reissue.
                                                        Please provide a
revised tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP which covers the
material federal tax consequences of the transaction to the holders of
                                                        Bridgetown's securities
and revise your disclosure accordingly to tailor it to address the material federal tax
consequences of the transaction to those public investors. We note the filing of Exhibit 8.1;
however, the tax opinion appears to be focused on the initial merger qualifying as an F
Reorganization within the meaning of Section 368(a)(1)(F) of the
                                                        Internal Revenue Code
of 1986. In light of the requirements of Item 601(b)(8) of
 Prashant Aggarwal
MoneyHero Ltd
August 21, 2023
Page 2
      Regulation S-K, please revise to discuss the tax consequences to investors and representations related to those tax consequences. Please revise this section and the tax opinion accordingly.
       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNamePrashant Aggarwal
                                                            Division of
Corporation Finance
Comapany NameMoneyHero Ltd
                                                            Office of Trade &
Services
August 21, 2023 Page 2
cc:       Joseph Casey
FirstName LastName